Nuveen Securities

333 West Wacker Drive

Chicago, IL 60606

P 312 917 7700

www.nuveen.com

February 27, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Kieran Brown

Re:	Request for Acceleration of the Effective Date of Nuveen Municipal High Income Opportunity Fund (the “Fund”) Post-Effective Amendment No. 9 Under the Securities Act of 1933 and Amendment No. 25 Under the Investment Company Act of 1940 Filed on February 27, 2013 (File Nos. 333-161462 and 811-21449)

Dear Mr. Brown:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 12:00 p.m. ET on Thursday, February 28, 2013, or as soon thereafter as practicable.

In connection with this request, Nuveen Securities, LLC, the underwriter for the Fund, has also signed this letter requesting acceleration.

Very truly yours,

Nuveen Municipal High Income Opportunity Fund		Nuveen Securities, LLC

/s/ Gifford R. Zimmerman		/s/ Gifford R. Zimmerman
By:	Gifford R. Zimmerman	By:	Gifford R. Zimmerman
Title:	Chief Administrative Officer	Title:	Managing Director, Assistant Secretary and Associate General Counsel